UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported) June 29, 2021 Bank of Marin Bancorp (Exact name of Registrant as specified in its charter) California 001-33572 20-8859754 (State or other jurisdiction of incorporation) (Commission File Number) (IRS Employer Identification No.) 504 Redwood Blvd., Suite 100, Novato, CA 94947 (Address of principal executive office) (Zip Code) Registrant’s telephone number, including area code: (415) 763-4520 Not Applicable (Former name or former address, if changes since last report) Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425) ☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common stock, no par value and attached Share Purchase Rights BMRC The Nasdaq Stock Market Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 5 - Corporate Governance and Management Item 5.07 Submission of Matters to a Vote of Security Holders At the Annual Meeting of Shareholders held on June 29, 2021, the following matters were submitted to a vote of security holders with the indicated number of votes being cast for, against or withheld, and with the indicated number of abstentions and broker non-votes: 1. To elect twelve members of the Board of Directors to serve until the next Annual Meeting of Shareholders or until their successors are duly elected and qualified. Number of Votes For Withheld Non-Vote Steven I. Barlow 6,705,913 2,112,958 1,463,855 Russell A. Colombo 6,756,956 2,061,915 1,463,855 James C. Hale 6,784,941 2,033,930 1,463,855 Robert Heller 6,526,210 2,292,661 1,463,855 Norma J. Howard 6,140,696 2,678,175 1,463,855 Kevin R. Kennedy 6,799,260 2,019,611 1,463,855 William H. McDevitt, 6,726,906 2,091,965 1,463,855 Leslie E. Murphy 6,775,609 2,043,262 1,463,855 Sanjiv S. Sanghvi 8,210,939 607,932 1,463,855 Joel Sklar, MD 6,805,948 2,012,923 1,463,855 Brian M. Sobel 6,683,847 2,135,024 1,463,855 Secil T. Watson 8,626,449 192,422 1,463,855 2. An advisory vote to approve executive compensation for Named Executive Officers. For Against Abstain Non-Vote 7,290,153 1,329,284 199,434 1,463,855 3. To ratify the selection of Moss Adams LLP, independent auditor, to perform audit services for the year 2021. For Against Abstain Non-Vote 9,756,712 48,328 477,686 0

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. Date: July 1, 2021 BANK OF MARIN BANCORP By: /s/ Tani Girton Tani Girton Executive Vice President and Chief Financial Officer